Exhibit (a)(2)

I am pleased to announce that Nuance’s Board of Directors has approved a Voluntary Stock Option Exchange program (“Exchange Program”) in which eligible employees will have the opportunity to exchange stock options (“Old Options”) for the promise to grant new options (“New Options”) to be granted in the future under the Nuance Communications, Inc. 2000 Stock Plan. The offer for the Exchange Program begins on Friday, March 1, 2002.

The Exchange Program is subject to the terms and conditions of this letter, the Offer to Exchange describing the Exchange Program, the Election Form for tendering options, and the Notice to Change Election From Accept to Reject, each of which will be distributed to you on March 1, 2002. We are separately mailing for your review a stock report listing your current outstanding stock options. We strongly urge you to read all of these materials carefully and understand the risks before making your decision. We also strongly encourage you to consult your tax and financial advisors before making any decision about the Exchange Program. Participation by each eligible option holder is voluntary.

Stock options are an important component of our total compensation program. We believe that granting stock options provides an opportunity to: (1) align employee and stockholder interests, and (2) provide incentives for employees to achieve high levels of performance. Nuance recognizes that some of the options granted in past years have exercise prices significantly higher than the current market price of Nuance shares (that is, some options currently are “underwater”). The Exchange Program is an opportunity for, though not a guarantee of, the grant of New Options that may have a greater potential to increase in value over time.

If you elect to participate in the Exchange Program, you must make your election by completing and returning the Election Form during the period beginning on March 1, 2002 and ending at 5:00 p.m. Pacific Time, March 29, 2002, unless the time period of the offer is extended by us (the “Expiration Date”). If your Election Form is received after this time, it will not be accepted by us, or if you fail to turn it in, you will be deemed to have elected not to participate in the Exchange Program.

The main features of the Exchange Program include the following:

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Employees of Nuance and its subsidiaries as of March 1, 2002 through the Expiration Date are eligible for the Exchange Program. However, executive officers, including myself, and members of the Board of Directors are not eligible. To be clear, non-employee affiliates and contractors are not eligible to participate.

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Options eligible to be tendered are all options with an exercise price of $15.00 or more outstanding under the Nuance Communications, Inc. 1998 Stock Plan and the Nuance Communications, Inc. 2000 Stock Plan.

•	Properly tendered Old Options will be canceled promptly following the Expiration Date, which is currently expected to be April 1, 2002 (the “Cancellation Date”).

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If you elect to tender an Old Option, all options granted since September 1, 2001 must be tendered. Additionally, if you were granted a supplemental option on February 13, 2001 with respect to an Old Option you wish to exchange, then you must also tender the supplemental option.

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Each Old Option will be replaced with a promise to grant a New Option no earlier than the first business day that is six months and one day from the date the Old Options are cancelled. We expect to grant the New Options no earlier than October 2, 2002, unless the offer is extended by us, in which case the New Options will be granted no earlier than the first business day that is six months and one day from the Cancellation Date. The Board of Directors intends to grant the New Options promptly after the date that is at least six months and one day from the date that we cancel the Old Options. Please note that if you work or reside in Canada, then for purposes of receiving your new option, your employment with Nuance or one of its subsidiaries will be considered to have been terminated on the earlier of (i) the date your employment with Nuance or one of its subsidiaries actually terminates, or (ii) the date your employer provides you with notice of termination from Nuance or one of its subsidiaries.

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If you elect to tender an Old Option, you will not be eligible to receive any other options until October 2, 2002 at the earliest. The grant of any of these other options for which you may otherwise be eligible will be deferred until October 2, 2002 at the earliest.

•	Once your Old Option is cancelled, you will not be able to exercise your Old Option, even if you terminate employment for any reason whatsoever and do not receive a New Option.

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New Options will be granted on a one-for-one basis for each Old Option with an exercise price between $15.00 and $26.23 per share that is cancelled. That is, the New Options will be for the same number of shares as subject to such Old Options, less any exercised shares. With respect to Old Options with an exercise price in excess of $26.23 per share, New Options will cover 4 shares for every 5 shares subject to such Old Options.

•	The New Options will be granted under the Nuance Communications, Inc. 2000 Stock Plan.

•	Each New Option will be the same type of option under U.S. federal tax law as your Old Option, to the extent allowed by law.

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The exercise price of the New Options will be equal to the fair market value of Nuance shares on the day we grant the New Options, which is expected to be promptly following October 2, 2002. “Fair market value” is the closing price of Nuance’s common stock on Nasdaq for the last market trading day prior to the grant date. This price may be higher, or lower, or the same as the exercise price of the Old Options to be cancelled. There is a possibility that the exercise price of the New Options could be higher than the exercise price of the Old Options.

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Each New Option will be vested and exercisable on its date of grant as to one eighth ( 1/8th) of the shares subject to such option and shall vest as to  1/48th of the shares subject to such option each month thereafter on the same day of the month as the Cancellation Date such that the New Option will be fully vested and exercisable four (4) years from the Cancellation Date, subject to your continued employment with Nuance or its subsidiaries on each such date. Please note that if you work or reside in Canada, then for purposes of vesting, your employment with Nuance or one of its subsidiaries will be considered to have been terminated on the earlier of (i) the date your employment with Nuance or one of its subsidiaries actually terminates, or (ii) the date your employer provides you with notice of termination from Nuance or one of its subsidiaries.

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You must be an eligible employee of Nuance or one of its subsidiaries on the date the New Options are granted. If your employment with Nuance or one of its subsidiaries terminates for any reason whatsoever before the date the New Options are granted (expected to be promptly following October 2, 2002), you will not receive a New Option or any consideration for your cancelled Old Options.

The Exchange Program is not a guarantee of employment for any period. Your employment with Nuance or one if its subsidiaries remains “at will” and may be terminated at any time by either you or Nuance (or one of its subsidiaries, as applicable), with or without cause or notice, subject to the provisions of the laws of your country of residence.

If you have any questions about the Exchange Program or would like to obtain paper copies of the documents referenced in this letter, please call Ron Bakis at (650) 847-7177.

We have not authorized any person to make any recommendation on our behalf as to whether you should tender or not tender your options through the Offer. You should rely only on the information in this document, the documents to which we have referred you and your advisors.

Thank you for your continued contributions to Nuance’s success.

Ronald A. Croen, Chief Executive Officer
March 1, 2002

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